# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DISCOUNT PRINT USA, INC., CIK 0001791929
CUSIP: 25472D107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5125 W. Oquendo Rd., STE 9, LAS VEGAS, Nevada (NV), 89118
Date of event which requires filing of this statement: 01/07/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001393905-23-000038
Filed by CIK 0001963064

## Reporting persons
- Quick Capital, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Wyoming (WY); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (9.9% of the class)

## Item 1. Issuer
Name of issuer: DISCOUNT PRINT USA, INC.
Address of issuer's principal executive offices: 5125 W. Oquendo Rd., STE 9, LAS VEGAS, NEVADA, 89118.

## Item 2. Person Filing
Name of person filing: Quick Capital, LLC
Address of principal business office or, if none, residence: 66 West Flagler Street Suite 900 #2292 Miami FL 33130
Citizenship: Wyoming

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The reporting person has the obligation to acquire up to 9.99% of the outstanding shares of Common Stock of the Company pursuant to the terms of a $20,000 convertible note dated on March 10th, 2023.
Percent of class: Up to 9.99
Sole power to vote or to direct the vote: Up to 9.99% of the outstanding shares of Common Stock.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: Up to 9.99% of the outstanding shares of Common Stock.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Quick Capital, LLC: /s/ Eilon D. Natan, Managing Member (01/07/2025)